Exhibit 99.2

AFFIMED N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2016 and 2015 included as Exhibit 99.1 to the Report on Form 6-K in which this discussion is included. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2015, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2015 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “Affimed” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Affimed N.V. and its subsidiaries.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in euros. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in euros.

Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called Natural Killer cells, or NK-cells, and T-cells. Our proprietary, next-generation bispecific antibodies, which we call TandAbs because of their tandem antibody structure, are designed to direct and establish a bridge between either NK-cells or T-cells and cancer cells. Our TandAbs have the ability to bring NK-cells or T-cells into proximity and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture (which provides for four binding domains), our TandAbs bind to their targets with high affinity and have half-lives that allow regular intravenous administration. We believe, based on their mechanism of action and the preclinical and clinical data we have generated to date, that our product candidates, alone or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients and could eventually become a cornerstone of modern targeted oncology care.

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and milestone payments for collaborative research and development services. Through November 2, 2016, we have raised an aggregate of €171.2 million through our public offerings as well as private issuances of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product sales or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. As of September 30, 2016, we had an accumulated deficit of €147.0 million.

We expect to continue incurring losses as we continue our preclinical and clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval for our product candidates, build a marketing and sales team to commercialize our product candidates. Our profitability is dependent upon the successful development, approval, and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional cash. We intend to fund future operations through additional equity and debt financings, and we may seek additional capital through arrangements with strategic partners or from other sources.

In 2009, we formed AbCheck, our 100% owned, independently run antibody screening platform company, located in the Czech Republic. AbCheck is devoted to the generation and optimization of fully human antibodies. Its technologies include a combined phage and yeast display antibody library and a proprietary algorithm to optimize affinity, stability and manufacturing efficiency. AbCheck also uses a super human library as well as their newly developed mass humanization technology to discover and optimize high-quality human antibodies. In addition to providing candidates for Affimed projects, AbCheck is recognized for its expertise in antibody discovery throughout the United States and Europe and has been working with globally active pharmaceutical companies such as Eli Lilly, Daiichi Sankyo, Pierre Fabre and others.

We have a subsidiary, Affimed Inc., in the U.S. with senior employees in investor relations, business development and corporate strategy.

Recent Developments

Amphivena Therapeutics, Inc. (Amphivena) plans to advance its proprietary T-cell-redirecting bispecific CD33/CD3 TandAb antibody AMV564 into the clinic for the treatment of acute myeloid leukemia (AML) and other hematologic malignancies. In preclinical studies, AMV564, which was derived from Affimed’s TandAb platform, has demonstrated potent and selective cytotoxic activity in AML patient samples as well as robust tumor growth inhibition and a complete elimination of leukemic blasts in xenograft models. Amphivena retains full rights to AMV564 following the decision by Janssen Biotech, Inc. (Janssen) not to exercise its exclusive option to acquire Amphivena upon effectiveness of an Investigational New Drug (IND) application for AMV564 in July 2016. Affimed’s license and development agreement with Amphivena expired when the IND became effective. However, Affimed continues to provide services to complete the deliverables required under the agreement during the second half of 2016.

Affimed is supporting the future clinical development of AMV564 with up to €1.5 million in a Series A extension financing of Amphivena, €1.0 million of which was invested in Amphivena in September 2016.

The Company’s Chief Medical Officer, Dr. Jens-Peter Marschner, has stepped down as CMO and Dr. Anne Kerber, Affimed’s Vice President Medical has assumed the responsibility of leading the clinical team on an interim basis. Dr. Marschner continues to act as a consultant. We anticipate making an announcement regarding the hiring of a new Chief Medical Officer in the near future.

Collaboration and License Agreements

In June 2016, the research funding agreement with The Leukemia & Lymphoma Society, or LLS, was amended to reflect a shift in the development focus of AFM13. Recent changes within the rapidly evolving cancer immunotherapy treatment landscape have resulted in a shift to development of combination therapeutic approaches. Having successfully established a collaboration with Merck in January 2016 to test AFM13 in combination with KEYTRUDA® in relapsed/refractory Hodgkin lymphoma patients, Affimed has prioritized the development of AFM13 as a combination therapy. Consequently, Affimed has agreed with LLS to amend the research funding agreement so that the milestones now relate primarily to the development of AFM13 as a combination therapy.

There have been no further material changes to our license agreements from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–License Agreements” in the Annual Report.

Research and Development Expense

We will use our existing liquidity primarily to fund research and development expense. Our research and development expense is highly dependent on the development phases of our research projects and therefore fluctuates highly from period to period. Our research and development expense mainly relates to the following key programs:

•	AFM13. Our combination study of AFM13, a CD30/CD16A TandAb, with Keytruda® (pembrolizumab) in Hodgkin lymphoma (HL) is ongoing and now recruiting into the second dose cohort. We are also planning to conduct an Affimed-sponsored study in phase 1b/2a clinical trial of AFM13 in patients with CD30+ lymphoma. The phase 2a clinical trial of AFM13 in relapsed/refractory Hodgkin Lymphoma, or r/r HL, is ongoing and recruiting. In addition we will continue to incur substantial expenses for the production of AFM13 clinical trial material including the investigation of commercial scale production options. We anticipate that our research and development expense for AFM13 will be on a constant level in the fourth quarter of 2016 due to the commencement of these clinical trials

•	AFM11. The phase 1 clinical trial of AFM11 in patients with non-Hodgkin Lymphoma, or NHL, is ongoing and recruiting and we have recently initiated a phase 1 dose-finding study of AFM11 in acute lymphocytic leukemia, or ALL. Therefore, we anticipate that our research and development expense for the AFM11 program will increase in the fourth quarter of 2016.

•	Other development programs. Our other research and development expenses relate to our preclinical studies of our solid tumor candidate, AFM24 (backups AFM21/AFM22), our multiple myeloma program AFM26 and our MHC-peptide program, our Amphivena collaboration (through the third quarter of 2016) and early stage development / discovery activities. We have allocated a material amount of our resources to such discovery activities. The expenses mainly consist of salaries and manufacturing costs for pre-clinical and clinical study material.

•	Infrastructure costs. We incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We assume that facility costs for further laboratory space and IP related expenses may increase over time.

Results of Operations

The financial information shown below was derived from our unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2015 and 2016. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the three months ended September 30, 2015 and 2016

	Three months ended September 30,
	2015	2016
	(unaudited) (in € thousand)

Total Revenue:	1,155	938
Other income—net	298	19
Research and development expenses	(6,448)	(8,760)
General and administrative expenses	(2,068)	(2,181)
Operating loss	(7,063)	(9,984)
Finance costs—net	(193)	(311)
Loss before tax	(7,256)	(10,295)
Income taxes	(36)	0
Loss for the period	(7,292)	(10,295)
Total comprehensive loss	(7,292)	(10,295)
Loss per common share in € per share (undiluted)	(0.24)	(0.31)
Loss per common share in € per share (diluted)	(0.24)	(0.31)

Revenue

Revenue decreased from €1.2 million in the three months ended September 30, 2015 to €0.9 million for the three months ended September 30, 2016. Revenue in the three months ended September 30, 2015 and 2016 included revenue related to prepaid amounts that were recognized as services revenue when services were performed over time under the Amphivena agreement and revenue generated by AbCheck.

Research and development expenses

	Three months ended September 30,
R&D Expenses by Project	2015	2016	Change %
	(unaudited)
	(in € thousand)
Project
AFM13	3,614	3,879	7%
AFM11	110	543	394%
Other projects and infrastructure cost	2,544	4,124	62%
Share-based payment expense	180	214	19%
Total	6,448	8,760	36%

Research and development expenses amounted to €8.8 million in the three months ended September 30, 2016 compared to research and development expenses of €6.4 million in the three months ended September 30, 2015. The variances in project-related expenses between the three months ended September 30, 2015 and the corresponding period in 2016 are mainly due to the following projects:

•	AFM13. In the three months ended September 30, 2016 we incurred slightly higher expenses (+7%) than in the three months ended September 30, 2015. The expenses in the three months ended September 30, 2016 related predominantly to our ongoing manufacturing activities for clinical trial material, including material for our additional clinical trials with AFM13, as well as to the conduct of the phase 1b combination trial of AFM13 with Merck’s anti PD-1 antibody KEYTRUDA® in patients with r/r HL. In the three months ended September 30, 2015, the costs were primarily related to the production of clinical trial material.

•	AFM11. In the three months ended September 30, 2016, research and development expenses were significantly higher (+394%) compared to the three months ended September 30, 2015. The expenses in the three months ended September 30, 2016 related to the ongoing phase 1 clinical study in NHL and the initiation of a phase 1 dose-finding study in ALL, whereas expenses in the three months ended September 30, 2015 primarily related to the ongoing phase 1 clinical study.

•	Other projects and infrastructure cost. In the three months ended September 30, 2016, expenses were significantly higher (+62%) than in the three months ended September 30, 2015 primarily due to higher expenses incurred in relation to our discovery/early stage development activities including manufacturing costs for pre-clinical and clinical study material and preclinical activities for AFM21, AFM22, AFM24, AFM26 and MHC-peptide specific TandAbs. We also incurred a higher amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects.

General and administrative expenses

General and administrative expenses amounted to €2.2 million in the three months ended September 30, 2016 compared to €2.1 million in the three months ended September 30, 2015. The increase is mainly due to higher expenses for share-based payments.

Finance costs-net

Finance costs for the three months ended September 30, 2016 totaled €0.3 million, compared to €0.2 million for the three months ended September 30, 2015. Finance costs in the three months ended September 30, 2016 include interest expenses (€0.2 million) and foreign exchange losses (€0.1 million); in 2015 primarily interest expenses.

Comparison of the nine months ended September 30, 2015 and 2016

	Nine months ended September 30,
	2015	2016
	(unaudited) (in € thousand)

Total Revenue:	5,903	4,943
Other income—net	631	143
Research and development expenses	(14,974)	(24,456)
General and administrative expenses	(5,592)	(6,239)
Operating loss	(14,032)	(25,609)
Finance income/(costs)—net	108	(1,183)
Loss before tax	(13,924)	(26,792)
Income taxes	(36)	(2)
Loss for the period	(13,960)	(26,794)
Total comprehensive loss	(13,960)	(26,794)
Loss per common share in € per share (undiluted)	(0.52)	(0.81)
Loss per common share in € per share (diluted)	(0.52)	(0.81)

Revenue

Revenue decreased by 16% from €5.9 million in the nine months ended September 30, 2015 to €4.9 million for the nine months ended September 30, 2016. In 2016 and 2015, €3.4 million of revenue related to the Amphivena collaboration, net of funding Amphivena with €1.0 million (2015: funding of €0.3 million). Additional revenue of €1.1 million related to AbCheck services (2015: €1.0 million), and €0.4 million (2015: €1.6 million) related to the LLS collaboration.

Research and development expenses

	Nine months ended September 30,
R&D Expenses by Project	2015	2016	Change %
	(unaudited)
	(in € thousand)
Project
AFM13	6,767	10,136	50%
AFM11	606	1,628	169%
Other projects and infrastructure costs	7,182	11,783	64%
Share-based payment expense	419	909	117%
Total	14,974	24,456	63%

Research and development expenses significantly increased from €15.0 million in the nine months ended September 30, 2015 to €24.5 million in the nine months ended September 30, 2016. The variances in project related expenses between the nine months ended September 30, 2016 and the corresponding period in 2015 are mainly due to the following projects:

•	AFM13. In the nine months ended September, 2016, we incurred significantly higher expenses than in the nine months ended September 30, 2015 primarily due to the ongoing phase 2a study and our ongoing manufacturing activities for clinical trial material including material for our additional clinical trials with AFM13, as well as the conduct and preparation of the phase 1b combination trial of AFM13 with Merck’s anti PD-1 antibody KEYTRUDA® in patients with r/r HL.

•	AFM11. In the nine months ended September 30, 2016, research and development expenses were significantly higher than in the nine months ended September 30, 2015, primarily due to expenses for our ongoing phase 1 study in NHL and additional expenses associated with the preparation and initiation of a phase 1 dose-finding study in ALL.

•	Other projects and infrastructure costs. In the nine months ended September 30, 2016, expenses were significantly higher than in the nine months ended September 30, 2015 primarily due to higher expenses incurred in relation to our discovery/early stage development activities including manufacturing costs for pre-clinical and clinical study material and preclinical activities for AFM21/AFM22, AFM24, AFM26 and MHC-peptide specific TandAbs. We also incurred higher costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these costs are less dependent on individual ongoing programs, they are not allocated to specific projects.

General and administrative expenses

General and administrative expenses increased from €5.6 million in the nine months ended September 30, 2015 to €6.2 million in the nine months ended September 30, 2016. The increase is primarily related to higher expenses for share-based payments of €1.8 million (2015: €1.0 million).

Finance income / (costs)-net

Finance costs for the nine months ended September 30, 2016 were €1.2 million, compared with finance income of €0.1 million for the nine months ended September 30, 2015. Finance costs in the nine months ended September 30, 2016 include foreign exchange losses of €0.6 million compared to gains of €0.6 million in 2015.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. To date, we have not generated any product sale revenue. We have financed our operations primarily through our public offerings of our common shares, private placements of equity securities and loans, grants and revenues from collaboration partners.

Cash flows

The table below summarizes our consolidated statement of cash flows for the nine months ended September 30, 2015 and 2016:

	Nine months ended September 30,
	2015	2016
	(unaudited)
	(in € thousand)

Net cash used in operating activities	(14,526)	(25,546)
Net cash used for investing activities	(214)	(13,767)
Net cash generated from/used in financing activities	34,434	(1,079)
Net changes to cash and cash equivalents	19,694	(40,392)
Cash and cash equivalents at the beginning of the period	39,725	76,740
Exchange rate related changes of cash and cash equivalents	1,006	(655)
Cash and cash equivalents at the end of the period	60,425	35,693

Net cash used in operating activities of €25.5 million in the nine months ended September 30, 2016 is significantly higher than net cash used in operating activities in the nine months ended September 30, 2015 (€14.5 million) primarily due to higher cash expenditure for research and development efforts. Net cash used for investing activities in the nine months ended September 30, 2016 includes investments in certificates of deposit with initial terms of more than three months totaling €27.1 million and proceeds from repayments due to the maturity of such investments of €13.5 million. In the nine months ended September 30, 2016, net cash used in financing activities relates to the repayment of the Perceptive loan facility.

Cash and Funding Sources

Our cash and cash equivalents as of September 30, 2016 were €35.7 million, and we had certificates of deposit of €13.4 million due within six months or less. Accordingly, our liquidity amounted to €49.1 million, compared with €76.7 million as of December 31, 2015. Funding sources generally comprise proceeds from the issuance of equity instruments, revenues from collaboration agreements, loans and government grants.

Funding Requirements

We expect that we will require additional funding to complete the development of our product candidates and to continue to advance the development of our other product candidates. If we receive regulatory approval for AFM13, AFM11, AFM24, AFM26 or MHC-peptide complex-specific TandAbs, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also expect to incur additional costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We believe that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements until the first quarter of 2018. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaboration, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

To address our financing needs, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, the ownership interest of our shareholders will be diluted, and the terms of any such securities may include liquidation or other preferences that adversely affect the rights of holders of our common shares. We are negotiating an agreement for a new credit facility, the proceeds of loans under which will be used to repay loans outstanding under our existing credit facility with Perceptive. The new credit facility will have terms substantially similar to those under the Perceptive facility and will require us to issue to the lender warrants exercisable for up to 0.5% of our current shares outstanding at an exercise price based on the trading price of our shares prior to the entry into the new credit facility.

For more information as to the risks associated with our future funding needs, see “Risk Factors” in the Annual Report.

Contractual Obligations and Commitments

Except for a commitment of funding Amphivena with an additional amount of €0.5 million, as of the date of this discussion and analysis there are no material changes to our contractual obligations from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Contractual Obligations and Commitments” in the Annual Report.

Off-balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements other than operating leases as described under “Item 5. Operating and Financial Review and Prospects—F. Tabular disclosure of contractual obligations” in the Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

During the nine months ended September 30, 2016, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Judgments and Accounting Estimates” in the Annual Report.

Recent Accounting Pronouncements

The Company has not yet determined the impact of IFRS 9 (Financial Instruments), IFRS 15 (Revenue from Contracts with Customers) and IFRS 16 (Leases) which have been issued by the IASB but not yet adopted on our financial statements.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (through 2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in the Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with limited operating history and a history of operating losses; as of September 30, 2016, our accumulated deficit was €147.0 million;

•	the chance our clinical trials may be delayed or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials;

•	our reliance on sponsors of, and clinical investigators in, trials of our product candidates, contract manufacturers and contract research organizations over which we have limited control;

•	our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;

•	our dependence on the success of AFM13 and AFM11, which are still in clinical development and may eventually prove to be unsuccessful;

•	uncertainty surrounding whether the clinical development steps up to commercialization will gain regulatory approval;

•	the outcome of any, or any discussions we may enter regarding, acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including future securities offerings;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	enacted and future legislation that may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with the DKFZ, Xoma, LLS, Amphivena and Amphivena’s other investors and partners, including MPM Capital and Aeris Capital, Merck, and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates;

•	our ability to scale-up manufacturing processes of our product candidates and also to reduce the cost of manufacturing our product candidates in advance of any commercialization;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and

•	other risk factors discussed under “Risk factors” in the Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.